FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  June

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17 June 2010

HSBC TO ACQUIRE RBS KAZAKHSTAN'S
RETAIL BANKING ASSETS

HSBC, through its wholly owned subsidiary SB "HSBC Bank Kazakhstan" JSC ('HSBC'), has agreed to acquire the retail banking assets of the Royal Bank of Scotland's Kazakhstan business, JSC SB "RBS (Kazakhstan)" ('RBS Kazakhstan'), for a maximum consideration of
US$52 million in cash
.

Under the terms of the agreement, HSBC will acquire RBS Kazakhstan's personal customer loan and credit card portfolios, together with four branches, 80 ATMs and two support offices.
HSBC will also offer employment contracts to around 490 of RBS Kazakhstan's banking staff
.

Simen Munter, HSBC's CEO in Kazakhstan said "This acquisition reflects HSBC's positive view of Kazakhstan's long term prospects, not least because of its trade flows with China. We have been in Kazakhstan for 12 years and today's deal significantly increases our platform for growth by doubling our network and growing our customer base fivefold."

Kazakhstan has a population of approximately 15.5 million with a median age of under 30 and a forecast GDP per capita of $9,000 in 2011, up 30 per cent compared to 2009. China is one of the country's main trading partners, accounting for over 10 per cent of Kazakhstan's exports and around a quarter of its imports. GDP is forecast to grow at 8.5 per cent this year and 7.0 per cent in 2011, rebounding strongly from growth of 3.3 per cent and 1.2 per cent in 2008 and 2009 respectively
[1]
.

Completion of the purchase is expected to take place on 1 September 2010, subject to regulatory and other approvals and the satisfaction of various terms and conditions.

Media enquiries to:
HSBC Kazakhstan:	Anastassiya Nassyrova	+ 7 727 259 69 85 or at anastassiyanassyrova@hsbc.kz
HSBC Continental Europe:	Jonathan Mullen	+33 1 40 70 30 96 or at jonathan.mullen@hsbc.fr
HSBC Group:	Brendan McNamara	+44 (0) 20 7991 0655 or at brendan.mcnamara@hsbc.com

Notes to editors:

1.  SB "HSBC Bank Kazakhstan" JSC
HSBC Bank Kazakhstan has been operating in Kazakhstan since 1998 and employs approximately 250 people. It offers a range of retail and wholesale banking services for personal, corporate and institutional customers through four branches located in the largest cities of Kazakhstan: Almaty, Astana and Atyrau.

2.  HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 88 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,364 billion at 31 December 2009, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

[1]
HSBC Economics, May 2010

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                       By:

                                                                                                                          Name: P A Stafford

                                                                                                                                            Title: Assistant Group Secretary

                                                                                                                                                                                                         Date: 17 June 2010